[KAYE SCHOLER LLP LOGO]                            Hillary F. Jassey
                                                   212 836-7799
                                                   Fax 212 836-6758
                                                   hjassey@kayescholer.com

                                                   425 Park Avenue
                                                   New York, New York 10022-3598
                                                   212 836-8000
                                                   Fax 212 836-8689
                                                   www.kayescholer.com

                                  July 19, 2005

BY EDGAR AND BY HAND

Pamela A. Long, Esq.
Edward M. Kelly, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re:   MAAX Holdings, Inc.
                  Registration Statement on Form S-4
                  File No. 333-125251

Dear Ms. Long and Mr. Kelly:

      This letter is submitted on behalf of MAAX Holdings, Inc. (the "Company") as a supplement to a letter (the "Response Letter") submitted to the Securities and Exchange Commission (the "Commission") earlier today in response to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Commission with respect to the Company's Registration Statement on Form S-4 (File No. 333-125251) (the "Registration Statement") together with Amendment No. 1 to the Registration Statement.

      As you discussed earlier today with my colleague, Jennifer C. Kurtis, the financial printer mistakenly filed Amendment No. 1 to the Registration Statement with the Commission prior to receiving our authorization to do so. The effect of this inadvertent filing is twofold. First, Exhibit 10.18 was omitted from the filing of the Registration Statement, and therefore, our response to comment 55 in the Response Letter is incorrect insofar as it states that "Exhibit 10.18 has been refiled with its attachments as an exhibit to Amendment No. 1 to the Registration Statement". We will correct this error by refiling Exhibit 10.18 with the filing of a subsequent amendment to the Registration Statement once the Staff has had the opportunity to review Amendment No. 1 to the Registration Statement and provide us with additional comments, if any. Second, certain page references in the Response Letter had not yet been updated to reflect the final

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[KAYE SCHOLER LLP LOGO]                 2                          July 19, 2005


pagination of Amendment No. 1 to the Registration Statement. The cross-references set forth in the Response Letter should have been as follows:

-     The response to comment 15 should read "See pages 42 to 44."

-     The response to comment 18 should read "See pages 51, 52, 54 and 55."

- The last sentence in the response to comment 19 should refer to "page 55" instead of "page 54".

-     The response to comment 20 should read "See pages 51, 53, 54 and 56."

-     The response to comment 21 should read "See pages 57 and 58."

-     The response to comment 23 should read "See pages 58 to 59."

-     The response to comment 25 should read "See page 60."

-     The response to comment 28 should read "See page 82."

-     The response to comment 29 should read "See pages 83 and 89."

-     The response to comment 30 should read "See pages 86 and 88."

-     The response to comment 31 should read "See pages 93 and 95."

-     The response to comment 32 should read "See page 98."

-     The response to comment 33 should read "See page 117."

-     The response to comment 34 should read "See pages 139 and 142."

-     The response to comment 35 should read "See pages 139 through 142."

-     The response to comment 36 should read "See page 145."

Unless indicated above, the cross-references set forth in the Response Letter are correct.


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[KAYE SCHOLER LLP LOGO]                 3                          July 19, 2005


      Thank you for your assistance regarding this matter. Please contact Stephen C. Koval at (212) 836-8019 or the undersigned at (212) 836-7799 with any further comments or questions you may have.

                                           Sincerely,

                                           /s/ Hillary F. Jassey

                                           Hillary F. Jassey, Esq.

cc:   Ms. Jenn Do
      Ms. Jeanne K. Baker
      Mr. Andre Heroux
      Mr. Denis Aubin
      Mr. Pierre Leblanc
      Stephen C. Koval, Esq.
      Jennifer C. Kurtis, Esq.
      Laura E. Ross, Esq.


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